Via EDGAR and Overnight Delivery

September 16, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

Re:                          Proteon Therapeutics, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted August 26, 2014
(CIK No. 0001359931)

Ladies and Gentlemen:

On behalf of Proteon Therapeutics, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 4, 2014, relating to Amendment No. 2 the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001359931) submitted confidentially to the Commission on August 26, 2014 (the “Second Amendment”).

On behalf of the Company, we are concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”). We are providing to the Staff by overnight delivery, a courtesy package containing copies of this letter and the Registration Statement, including versions that are marked to show changes to the Second Amendment.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Amendment.

Note 9. Redeemable Convertible Preferred Stock, page F-21

1.            We acknowledge your response to our prior comment 4. In your third paragraph under this note, please revise your disclosure to indicate that the holders of the tranche rights have the ability to exercise the second and third tranche rights and purchase the underlying shares of Series D preferred stock at any time, excluding certain black-out dates, as noted in your response. In addition, your disclosure states that it is the “Company’s right to cause the second and third tranches closing to occur…” However, your response appears to indicate that the tranche rights and purchase of the underlying shares of Series D preferred stock is outside of your control. Please revise to address this discrepancy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-22 of the Registration Statement.

Please contact me at (617) 951-8574 or George Eldridge, Chief Financial Officer at the Company, at 617-890-0102 x1026 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ William S. Perkins

William S. Perkins

cc:                              Christina De Rosa, U.S. Securities and Exchange Commission
John Krug, U.S. Securities and Exchange Commission
Sasha Parikh, U.S. Securities and Exchange Commission
James Rosenberg, U.S. Securities and Exchange Commission
George Eldridge, Proteon Therapeutics, Inc.
Julio E. Vega, Bingham McCutchen LLP
Siena Colegrave, Bingham McCutchen LLP